                                      Filed Pursuant to Rule 424(b)(2)
                                      Registration No. 033-59113
                                                       033-54587
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 9, 1995)

$237,496,157
                        [SOUTHWEST AIRLINES(SM) LOGO]

PASS THROUGH CERTIFICATES, SERIES 1995-A

Each Pass Through Certificate offered hereby (each, a "Certificate" and, collectively, the "Certificates") will represent a fractional undivided interest in one of the four Southwest Airlines 1995-A Pass Through Trusts (the "1995-A1 Trust", the "1995-A2 Trust", the "1995-A3 Trust", and the "1995-A4 Trust" and, collectively, the "Trusts") to be formed pursuant to Trust Supplement Nos. 1995-A1, 1995-A2, 1995-A3 and 1995-A4 (each, a "Trust Supplement" and, collectively, the "Trust Supplements"), which supplement the Pass Through Trust Agreement dated as of February 1, 1993 (the "Basic Agreement") between Southwest Airlines Co. ("Southwest" or the "Company") and Wilmington Trust Company (the "Trustee"), as trustee of each Trust. The Certificates issued in respect of the 1995-A1 Trust, the 1995-A2 Trust, the 1995-A3 Trust and the 1995-A4 Trust will have final distribution dates of July 1, 1997, July 1, 1998, July 1, 2013 and January 1, 2018, respectively.

Each Trust will own equipment notes (the "Equipment Notes") issued on a nonrecourse basis by ten owner trustees pursuant to ten separate leveraged lease transactions (or, in the case of the 1995-A1 Trust and the 1995-A2 Trust, by eight owner trustees pursuant to eight separate leveraged lease transactions) to refinance not more than 80% of the equipment cost to the related Owner Trustee of each of ten Boeing 737-300 aircraft (each, and collectively, the "Aircraft") (or, in the case of the 1995-A1 Trust and the 1995-A2 Trust, eight Aircraft) which have been leased to Southwest.
                                                   (continued on following page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------------
                                                 FINAL
              PASS THROUGH                   DISTRIBUTION         PRINCIPAL       INTEREST          PRICE TO
              CERTIFICATES                       DATE              AMOUNT           RATE          PUBLIC(1)(2)
Series 1995-A1...........................  July 1, 1997         $   3,527,781    6.16%          100%
Series 1995-A2...........................  July 1, 1998             3,745,091    6.29           100
Series 1995-A3...........................  July 1, 2013           181,181,821    7.22           100
Series 1995-A4...........................  January 1, 2018         49,041,464    7.64           100
Total....................................                       $ 237,496,157                   $237,496,157
----------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from October 4, 1995.

(2) The underwriting commission aggregates $1,543,725, which constitutes 0.65% of the principal amount of the Certificates. The underwriting commission will be initially payable by Southwest and the Owner Participants in the leveraged lease transactions will reimburse Southwest for such expenses. All of the proceeds from the sale of the Certificates will be used to purchase Equipment Notes from the Owner Trustees.

The Certificates are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Certificates will be made in book-entry form only through the facilities of The Depository Trust Company on or about October 4, 1995, against payment therefor in same-day funds.

SALOMON BROTHERS INC  MORGAN STANLEY & CO.
                                                          INCORPORATED

The date of this Prospectus Supplement is September 20, 1995.

(continued from previous page)

     Interest paid on the Equipment Notes held in each Trust will be passed through to Certificateholders of such Trust at the applicable rate per annum for such Trust on each January 1 and July 1 commencing on January 1, 1996.

     Principal paid on the Equipment Notes held in each Trust will be passed through to Certificateholders in scheduled amounts on January 1 or July 1, or both, in certain years, commencing July 1, 1997 in the case of the 1995-A1 Trust, July 1, 1998 in the case of the 1995-A2 Trust, January 1, 1999 in the case of the 1995-A3 Trust and January 1, 2014 in the case of the 1995-A4 Trust. The maturity dates of the Equipment Notes acquired by each Trust will occur on or before the final distribution date applicable to the Certificates issued by such Trust.

     The Equipment Notes issued with respect to each Aircraft will be secured by a security interest in such Aircraft and the Lease relating thereto, including the right to receive rent payable with respect to such Aircraft by Southwest. Although neither the Certificates nor the Equipment Notes are direct obligations of or guaranteed by Southwest, the amounts unconditionally payable by Southwest for lease of the Aircraft will be in amounts sufficient to pay in full when due all payments required to be made on the Equipment Notes held in the Trusts.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CERTIFICATES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary does not purport to be complete and is qualified in its entirety by reference to the detailed information appearing elsewhere in this Prospectus Supplement and the Prospectus accompanying this Prospectus Supplement (the "Prospectus"). Certain capitalized terms used in this summary are defined elsewhere in this Prospectus Supplement or in the Prospectus.

                                  THE COMPANY

     Southwest is a major United States airline that provides service primarily in the midwestern, southwestern and western regions of the United States. Southwest will inaugurate daily service to Florida in first quarter 1996 with flights from Tampa and Ft. Lauderdale, followed by Orlando service in second quarter 1996. Southwest is the only major U.S. airline that has been profitable each year since 1972. In terms of originating domestic passengers boarded, Southwest is the sixth largest U.S. airline. As of September 20, 1995, Southwest operated 216 Boeing 737 aircraft. Southwest will purchase ten additional Boeing 737 aircraft in 1995, has contracted to purchase 94 such aircraft in 1996-2001, and has options to purchase an additional 71 such aircraft through 2004.

                                  THE OFFERING

Glossary...................  Included at the end of the accompanying Prospectus as Appendix I is a Glossary of certain of the significant defined terms used herein and in the Prospectus.

Trusts.....................  The 1995-A1 Trust, the 1995-A2 Trust, the 1995-A3
                             Trust and the 1995-A4 Trust are each to be formed pursuant to a separate Trust Supplement to the Basic Agreement, between Southwest and the Trustee. Each Trust will be a separate entity.

Trust Property.............  The property of each Trust will consist of
                             Equipment Notes issued on a nonrecourse basis by each of the Owner Trustees in ten separate leveraged lease transactions (or, in the case of the 1995-A1 Trust and 1995-A2 Trust, eight separate leveraged lease transactions) to refinance not more than 80% of the equipment cost to the Owner Trustees of the Aircraft leased to Southwest earlier this year. The Equipment Notes will be issued in four series with respect to eight of the Aircraft and two series with respect to two of the Aircraft. The maturity dates of the Equipment Notes acquired by each Trust will occur on or before the final distribution date applicable to the Certificates issued by such Trust. The aggregate principal amount of the Equipment Notes held in each Trust will be the same as the aggregate principal amount of the Certificates issued by such Trust.

Certificates Offered;
  Book-Entry
  Registration.............  Each Certificate will represent a fractional undivided interest in the related Trust. The
                             Certificates will be issued in fully registered form only and will be registered in the name of Cede & Co. as the nominee of The Depository Trust Company. No person acquiring an interest in the Certificates will be entitled to receive a definitive certificate representing such person's interest in the related Trust, unless definitive certificates are issued, which will only occur under limited circumstances. See "Description of the Certificates -- General," "-- Book-Entry Registration" and "-- Definitive Certificates" in the Prospectus.

Use of Proceeds............  The proceeds from the sale of the Certificates will be used to purchase the Equipment Notes issued by the respective Owner

                             Trustees in connection with the refinancing of not more than 80% of the equipment cost to the applicable Owner Trustee of each of the Aircraft. The Equipment Notes will represent in the aggregate the entire debt portion of ten leveraged lease transactions. See "Use of Proceeds" in this Prospectus Supplement.

Trustee....................  Wilmington Trust Company will act as Trustee and paying agent and registrar for the Certificates of each Trust. Wilmington Trust Company also acts as Loan Trustee for each series of Equipment Notes. See "Description of the Certificates -- The Trustee" in the Prospectus.

Regular Distribution
Dates......................  Each January 1 and July 1, commencing January 1,
                             1996.

Special Distribution
Dates......................  Any Business Day on which a Special Payment is to be distributed.

Record Dates...............  The fifteenth day preceding a Regular or Special
                             Distribution Date.

Distributions..............  All scheduled payments of principal and interest received by the Trustee on the Equipment Notes held in each Trust will be distributed by the Trustee to the Certificateholders of such Trust on the dates referred to below except in certain cases where such Equipment Notes are in default. Payments of principal, premium, if any, and interest on the Equipment Notes held in each Trust resulting from the early redemption thereof, if any, will be distributed on the date of such redemption, which will be a Special Distribution Date. The Trustee will provide not less than 20 days' notice of such distribution to the Certificateholders of such Trust. For a discussion of distributions upon an Event of Default, see "Description of the Certificates -- Events of Default and Certain Rights Upon an Event of Default" in the Prospectus.

Equipment Notes:
Principal..................  Principal paid on the Equipment Notes held in each
                             Trust will be passed through to the
                             Certificateholders of such Trust in scheduled amounts on January 1 or July 1, or both, in certain years, commencing July 1, 1997 in the case of the 1995-A1 Trust, July 1, 1998 in the case of the 1995-A2 Trust, January 1, 1999 in the case of the 1995-A3 Trust and January 1, 2014 in the case of the 1995-A4 Trust. Principal payments received will be passed through to the Certificateholders on the corresponding Regular Distribution Date. See "Description of the Certificates -- Payments and Distributions" in the Prospectus and this Prospectus Supplement.

Equipment Notes:
Interest...................  The Equipment Notes held in each Trust will accrue interest payable in cash, at the applicable rate per annum for such Trust, on each January 1 and July 1, commencing January 1, 1996, which will be passed through to Certificateholders of such Trust on each such date. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. See "Description of the Certificates -- General" in the Prospectus and "Description of the Certificates -- Payments and Distributions" in this Prospectus Supplement.

Equipment Notes:
  Redemption...............  (a) The Equipment Notes issued with respect to any
                             Aircraft will be redeemed in whole at a price equal to the aggregate unpaid principal amount thereof, together with accrued interest thereon to, but not including, the date of redemption, but without premium, on any Special Distribution Date upon the occurrence of an Event of Loss (as hereinafter defined) to such Aircraft if such Aircraft is not replaced by Southwest.

                             (b) If (i) any Lease shall be terminated on the first day of any month occurring on or after the seventh anniversary of the delivery date of an Aircraft under the applicable Lease by Southwest at its option if the related Aircraft has been determined by Southwest to be surplus to its requirements or economically obsolete to it, (ii) any Lease shall be terminated on a Regular Distribution Date occurring no earlier than January 1, 2014 in connection with a purchase by Southwest of the Aircraft subject to the terminated Lease where Southwest does not assume the obligations of the applicable Owner Trustee under the related Indenture, (iii) the applicable Owner Trustee or Owner Participant shall have given notice of a redemption or purchase at any time after a Lease Event of Default shall have occurred and be continuing for a period of 180 days or more but less than one year (or, in the case of eight of the Indentures, for a period up to 180 days) and the Equipment Notes have not been accelerated or (iv) Southwest shall have requested an optional redemption of the Equipment Notes as part of a refunding or refinancing thereof, then the Equipment Notes issued with respect to the related Aircraft may be redeemed or purchased on the Special Distribution Date at a price equal to the aggregate unpaid principal amount thereof, together with accrued interest thereon to, but not including, the date of redemption or purchase, as the case may be, plus, in the case of the Equipment Notes held in the 1995-A3 Trust or the 1995-A4 Trust, if such redemption or purchase, as the case may be, is made prior to the dates set forth below (each, a "Premium Termination Date") or, in the case of the Equipment Notes held in the 1995-A1 Trust or the 1995-A2 Trust, a Make-Whole Premium, if any. See "Description of the Equipment
                             Notes -- Redemption -- Redemption with Premium" in this Prospectus Supplement for a description of the manner of computing the Make-Whole Premium.

                                                                              PREMIUM
                                                                            TERMINATION
                                                   TRUST                       DATE
                                    ------------------------------------  ---------------
                                    1995-A3.............................  October 4, 2007
                                    1995-A4.............................  January 4, 2016

                             (c) If under any Indenture (i) a Lease Event of Default shall have occurred and be continuing for a period of one year or more (or, in the case of eight of the Indentures, for a period of 181 days or more) or (ii) the Equipment Notes relating thereto shall have been accelerated, the applicable Owner Trustee or Owner Participant may elect to redeem or purchase on a Special Distribution Date the Equipment Notes issued under such Indenture at a price equal to the aggregate unpaid principal amount thereof, together with accrued interest thereon to, but not including, the date of redemption or purchase, but without premium. See "Description of the Equipment
                             Notes -- Redemption -- Redemption Without Premium" in this Prospectus Supplement.

Equipment Notes:
  Security.................  The Equipment Notes issued with respect to each
                             Aircraft will be secured by a security interest in such Aircraft and an assignment to the related Loan Trustee of certain of the related Owner Trustee's rights under the Lease with respect to such Aircraft, including the right to receive rentals and other amounts payable thereunder by

                             Southwest in respect of such Aircraft, with certain exceptions. The Equipment Notes are not cross-collateralized, and consequently the Equipment Notes issued in respect of any one Aircraft are not secured by any of the other Aircraft or the Leases related thereto. There are no cross-default provisions in the Indentures, and consequently events resulting in any Indenture Default under any particular Indenture may not necessarily result in an Indenture Default occurring under any other Indenture. If the Equipment Notes issued in respect of one or more Aircraft are in default, the Equipment Notes issued in respect of the remaining Aircraft may not be in default and, if not in default, no remedies will be exercisable under the Indentures with respect to such remaining Aircraft.

                             Although the Equipment Notes are not direct obligations of, or guaranteed by, Southwest, the amounts unconditionally payable by Southwest for lease of the Aircraft will be in amounts sufficient to pay in full when due all payments required to be made on the Equipment Notes. See "Description of the Equipment Notes -- General" in this Prospectus Supplement and in the Prospectus.

Federal Income Tax
  Consequences.............  Each Trust will be classified as a grantor trust for federal income tax purposes, and therefore each Certificate Owner will be treated as the owner of a pro rata undivided interest in each of the Equipment Notes and any other property held in such Trust and will be required to report on its federal income tax return its pro rata share of income from such Equipment Notes and such other property in accordance with such Certificate Owner's method of accounting. See "Federal Income Tax Consequences" in the Prospectus.

ERISA Considerations.......  The Certificates, with certain exceptions, are eligible for purchase by employee benefit plans. See "ERISA Considerations" in this Prospectus Supplement.

                                  THE COMPANY

     Southwest is a major United States airline that provides service primarily in the midwestern, southwestern and western regions of the United States. Southwest will inaugurate daily service to Florida in first quarter 1996 with flights from Tampa and Ft. Lauderdale, followed by Orlando service in second quarter 1996. Southwest is the only major U.S. airline that has been profitable each year since 1972. In terms of originating domestic passengers boarded, Southwest is the sixth largest U.S. airline. As of September 20, 1995, Southwest operated 216 Boeing 737 aircraft. Southwest will purchase ten additional Boeing 737 aircraft in 1995, has contracted to purchase 94 such aircraft in 1996-2001, and has options to purchase an additional 71 such aircraft through 2004.

                      RATIOS OF EARNINGS TO FIXED CHARGES

                                                        SIX
                                                       MONTHS
                                                       ENDED
                                                      JUNE 30,         YEAR ENDED DECEMBER 31,
                                                    ------------  ---------------------------------
                                                    1995   1994   1994   1993   1992   1991   1990
                                                    -----  -----  -----  -----  -----  -----  -----
Ratios of Earnings to Fixed Charges................  2.52   3.62   3.28   3.12   2.41   1.51   2.32

     The ratios of earnings to fixed charges have been computed using earnings which are the sum of net income, income taxes and fixed charges adjusted to exclude interest capitalized during the period. Fixed charges are interest, whether expensed or capitalized, amortization of debt discount and expense and that portion of rental charges estimated to be representative of an interest factor.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following financial data for the three years ended December 31, 1994 have been derived from Southwest's consolidated financial statements, which statements have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports incorporated by reference herein. The selected financial data for the six months ended June 30, 1995 and June 30, 1994 have been derived from Southwest's consolidated financial statements which have not been audited but which, in the opinion of management, reflect all adjustments (consisting of only normal recurring items) necessary to present fairly the information contained therein. The following should be read in conjunction with the consolidated financial statements and related notes of Southwest included in its Annual Report on Form 10-K for the year ended December 31, 1994, and its Quarterly Report on Form 10-Q for the six months ended June 30, 1995. See "Incorporation of Certain Documents by Reference" in the Prospectus.

                                         SIX MONTHS ENDED
                                             JUNE 30,                           YEARS ENDED DECEMBER 31,
                                   -----------------------------     ----------------------------------------------
                                       1995             1994             1994             1993             1992
                                   ------------     ------------     ------------     ------------     ------------
Consolidated Financial Data(1):
  (in thousands)
  Operating revenues.............  $  1,359,204     $  1,280,468     $  2,591,933     $  2,296,673     $  1,802,979
  Operating expenses.............     1,232,370        1,102,588        2,275,224        2,004,700        1,609,175
                                   ------------     ------------     ------------     ------------     ------------
  Operating income...............       126,834          177,880          316,709          291,973          193,804
  Other expenses, net............         5,999           11,186           17,186           32,336           36,361
                                   ------------     ------------     ------------     ------------     ------------
  Income before income taxes and
    cumulative effect of
    accounting changes...........       120,835          166,694          299,523          259,637          157,443
  Provision for income taxes.....        49,285           66,325          120,192          105,353           60,058(3)
                                   ------------     ------------     ------------     ------------     ------------
  Income before cumulative effect
    of accounting changes........  $     71,550     $    100,369     $    179,331     $    154,284     $     97,385(3)
  Cumulative effect of accounting
    changes......................            --               --               --           15,259(4)        12,538(5)
                                   ------------     ------------     ------------     ------------     ------------
         Net income..............  $     71,550     $    100,369     $    179,331     $    169,543     $    109,923(3)
                                   ============     ============     ============     ============     ============
  Total assets at period-end.....  $  3,192,508     $  2,713,522     $  2,823,071     $  2,576,037     $  2,368,856
  Longterm obligations at period-
    end..........................  $    673,980     $    587,112     $    583,071     $    639,136     $    735,754
  Stockholders' equity at period-
    end..........................  $  1,312,698     $  1,156,195     $  1,238,706     $  1,054,019     $    879,536
Consolidated Operating Data(2):
  Revenue passengers carried.....    21,617,113       20,693,465(6)    42,742,602(6)    36,955,221(6)    27,839,284
  Revenue passenger miles (RPMs)
    (000s).......................    11,198,329       10,496,351       21,611,266       18,827,288       13,787,005
  Available seat miles (ASMs)
    (000s).......................    17,447,197       15,334,297       32,123,974       27,511,000       21,366,642
  Load factor....................          64.2%            68.5%            67.3%            68.4%            64.5%
  Average length of passenger
    haul (miles).................           518              507              506              509              495
  Trips flown....................       333,795          299,466          624,476          546,297          438,184
  Average passenger fare.........  $      60.47     $      59.68     $      58.44     $      59.97     $      58.33
  Passenger revenue yield per
    RPM..........................         11.67c           11.77c           11.56c           11.77c           11.78c
  Operating revenue yield per
    ASM..........................          7.79c            8.35c            8.07c            8.35c            7.89c
  Operating expenses per ASM.....          7.06c            7.19c            7.08c            7.25c(8)         7.03c
  Average fuel cost per gallon...         53.74c           52.53c           53.92c           59.15c           60.82c
  Number of employees at period-
    end..........................        18,985           15,796           16,818           15,175           11,397
  Size of fleet at
    period-end(7)................           210              189              199              178              141

---------------

(1) The Selected Consolidated Financial Data for the year ended December 31, 1992 have been previously restated to include the financial results of Morris Air Corporation ("Morris"), which Southwest acquired on December 31, 1993 in a transaction accounted for as a pooling.

(2) Prior to 1993, Morris operated as a charter carrier; therefore, no Morris statistics are included for 1992.

(3) Pro forma assuming Morris, an S-corporation prior to 1993, was taxed at statutory rates.

(4) Represents the net cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." For additional information, see the consolidated financial statements of Southwest and the accompanying notes incorporated by reference herein.

(5) Represents one-time adjustment for the cumulative effect of change in method of accounting for scheduled airframe overhaul costs from the direct expense method to that of capitalizing and amortizing the costs over the periods benefitted. For additional information, see the consolidated financial statements of Southwest and the accompanying notes incorporated by reference herein.

(6) Includes certain estimates for Morris, whose operations were integrated with Southwest's during fourth quarter 1994.

(7) Includes leased aircraft.

(8) Excludes merger expenses of $10.8 million.

                                USE OF PROCEEDS

     The Certificates offered hereby are being issued in connection with the refinancing of the debt portion of ten separate leveraged lease transactions entered into by Southwest, as lessee, earlier this year with respect to ten Boeing 737-300 aircraft. Nine of the Aircraft were delivered new from their manufacturer to Southwest in 1995, and the other Aircraft was so delivered in November 1994. Each Aircraft was sold by Southwest to an Owner Trustee and leased back to Southwest. The debt currently outstanding under the leveraged lease transactions with respect to the Aircraft consists of variable interest rate amortizing loan certificates having stated maturities of (i) January 1, 2016 in respect of one of the Aircraft, (ii) July 1, 2016 in respect of one of the Aircraft, (iii) July 1, 2017 in respect of six of the Aircraft and (iv) July 1, 2018 in respect of two of the Aircraft. The proceeds from the sale of the Certificates offered hereby will be used by the Trustee on behalf of each Trust to purchase ten (or, in the case of the 1995-A1 Trust and the 1995-A2 Trust, eight) Equipment Notes issued by the respective Owner Trustees to refinance not more than 80% of the equipment cost to such Owner Trustees of each Aircraft.

     A total of 36 Equipment Notes with respect to the Aircraft will be issued under ten separate Indentures, each such Indenture being between Wilmington Trust Company, as Loan Trustee thereunder, and Shawmut Bank Connecticut, National Association, not in its individual capacity, but solely as Owner Trustee of a separate trust for the benefit of an Owner Participant. Each Owner Participant has provided from sources other than the Equipment Notes at least 20% of the equipment cost to the related Owner Trustee of the related Aircraft and beneficially owns the related Aircraft. No Owner Participant, however, will be personally liable for any amount payable under the related Indenture or the Equipment Notes issued thereunder.

                              DIAGRAM OF PAYMENTS

     The following diagram illustrates certain aspects of the payment flows among Southwest, the Owner Trustees, the Loan Trustees, the Trustee, the Owner Participants and the Certificateholders with respect to the Trusts and the ten Aircraft.

     Southwest leases each Aircraft under a separate Lease from the Owner Trustee for such Aircraft. The Equipment Notes for each such Aircraft will be issued by such Owner Trustee in four (or, in the case of two Aircraft, two) series and will be secured by such Aircraft and by an assignment of certain rights of the related Owner Trustee under the related Lease. As a result of the assignment of each Lease, Southwest will make rental payments for each Aircraft directly to the Loan Trustee. From these rental payments the related Loan Trustee will, on behalf of each Owner Trustee, first make payments to the Trustee for each of the Trusts on the Equipment Notes held in such Trust and will pay the remaining balance to the respective Owner Trustee for the benefit of the respective Owner Participant. The Trustee for each of the Trusts will pass through to the Certificateholders payments received with respect to the Equipment Notes held in each Trust. Wilmington Trust Company will act both as Trustee of the four Trusts and as Loan Trustee under the ten Indentures.

                         [DIAGRAM OF PAYMENTS CHART]

---------------

 * A separate Owner Trustee and Owner Participant structure exists for each Aircraft. Aircraft No. 1 is shown as an example.

** Aircraft Nos. 1 through 4 are shown as examples. The identical structure exists for Aircraft Nos. 5 through 10, except that no Equipment Notes for Aircraft Nos. 9 and 10 will be purchased by the 1995-A1 Trust or the 1995-A2 Trust.

                        DESCRIPTION OF THE CERTIFICATES

     The Certificates offered hereby will be issued pursuant to four separate Trust Supplements to be entered into between Southwest and the Trustee pursuant to the terms of the Basic Agreement. Each Trust Supplement will contain substantially the same terms and conditions, except that the interest rate and maturity date applicable to the Equipment Notes held in each Trust, the aggregate principal amount of Equipment Notes held in each Trust and the final distribution date applicable to each Trust, will differ. The following summary of the particular terms of the Certificates offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Certificates set forth in the accompanying Prospectus under the caption "Description of the Certificates." The statements under this caption are a summary and do not purport to be complete. The summary makes use of terms defined in and is qualified in its entirety by reference to all of the provisions of the Basic Agreement, a form of which has been filed as an exhibit to the Registration Statements of which this Prospectus Supplement is a part, and to all of the provisions of the Trust Supplements which, together with the forms of the related Note Purchase Agreements (which are described herein as the Participation Agreements and the Refinancing Agreements), Indentures, Leases and Trust Agreements, will be filed by Southwest with the Commission as exhibits to a Current Report on Form 8-K. Except as otherwise indicated, the following summaries relate to the Basic Agreement, the Trust Supplements and the Trusts formed thereby and the Certificates issued by each Trust. Citations to the relevant sections of the Basic Agreement appear below in parentheses unless otherwise indicated.

PAYMENTS AND DISTRIBUTIONS

     The Certificates will be issued in fully registered form and will be registered in the name of Cede & Co., as the nominee of The Depository Trust Company. See "Description of the Certificates -- General" in the Prospectus. No person acquiring an interest in the Certificates will be entitled to receive a definitive certificate representing such person's interest in the related Trust unless definitive certificates are issued under the limited circumstances described in the Prospectus under the caption "Description of the Certificates -- Book-Entry Registration."

     Payments of principal, premium, if any, and interest with respect to the Equipment Notes held in each Trust will be distributed by the Trustee to Certificateholders of such Trust on the date receipt of such payment is confirmed by the Trustee, except in certain cases when some or all of such Equipment Notes are in default. See "Description of the Certificates -- Events of Default and Certain Rights Upon an Event of Default" in the Prospectus. Interest paid on the Equipment Notes held in each Trust will be passed through to the Certificateholders of such Trust on each January 1 and July 1 commencing on January 1, 1996 at the applicable rate per annum for such Trust until the final distribution date for such Trust. Payments of principal on the Equipment Notes held in each Trust are scheduled to be received by the Trustee on January 1 or July 1, or both, in certain years, depending upon the terms of the Equipment Notes held in each Trust, commencing July 1, 1997 in the case of 1995-A1 Trust, July 1, 1998 in the case of 1995-A2 Trust, January 1, 1999 in the case of 1995-A3 Trust and January 1, 2014 in the case of 1995-A4 Trust (such scheduled payments of principal or interest on the Equipment Notes are herein referred to as "Scheduled Payments"). Scheduled Payments of principal on the Equipment Notes held in each Trust are set forth below under "Description of the Equipment Notes -- General." The Trustee will distribute on each Regular Distribution Date to the Certificateholders of a Trust all Scheduled Payments in respect of the Equipment Notes held in such Trust the receipt of which is confirmed by the Trustee on such Regular Distribution Date. Each Certificateholder of a Trust will be entitled to receive a pro rata share of any distribution in respect of Scheduled Payments of principal or interest made on the Equipment Notes held in such Trust. Each such distribution in respect of Scheduled Payments will be made by the Trustee to the holders of record of the Certificates of the applicable Trust on the fifteenth day preceding such Regular Distribution Date, subject to certain exceptions. (Sections 4.01 and 4.02) If a Scheduled Payment is not received by the Trustee on a Regular Distribution Date but is received within five days thereafter, it will be distributed on the date received to such holders of record. If it is received after such five day period, it will be treated as a Special Payment (as defined below) and distributed as described below.

     Payments of principal, premium, if any, and interest received by the Trustee on account of the early redemption, if any, of the Equipment Notes relating to one or more Aircraft held in a Trust, and payments received by the Trustee following a default in respect of the Equipment Notes relating to one or more Aircraft held in a Trust (including payments received by the Trustee on account of the purchase by the related Owner Trustee of such Equipment Notes or payments received on account of the sale of such Equipment Notes by the Trustee) ("Special Payments") will be distributed (i) in the case of an early redemption of Equipment Notes arising by virtue of an Event of Loss, a refinancing of such Equipment Notes, a purchase or early redemption by the related Owner Participant or Owner Trustee of such Equipment Notes, an early redemption of Equipment Notes arising by virtue of a voluntary termination of the related Lease due to obsolescence or exercise by Southwest of specified purchase options, the date of the receipt of the applicable redemption or purchase price therefor, which shall be a Business Day, and (ii) otherwise, on the Business Day specified for distribution in a notice mailed by the Trustee as soon as practicable after receipt of such funds (a "Special Distribution Date"). The Trustee will mail notice to the Certificateholders of the applicable Trust not less than 20 days prior to the Special Distribution Date on which any Special Payment is scheduled to be distributed by the Trustee, or, in certain circumstances, as soon as practicable after receipt of the Special Payment, stating such anticipated Special Distribution Date. (Section 4.02) Each distribution of a Special Payment, other than a final distribution, on a Special Distribution Date for any Trust will be made by the Trustee to the Certificateholders of record of such Trust on the fifteenth day next preceding such Special Distribution Date. See "Description of the Equipment Notes -- Redemption" in this Prospectus Supplement and "Description of the Certificates -- Events of Default and Certain Rights Upon an Event of Default" in the Prospectus.

     In the event that, on the delivery date of any Certificates, all of the proceeds from the sale of such Certificates are not used to purchase the Equipment Notes contemplated to be held in the related Trust, such Equipment Notes may be purchased by the Trustee at any time on or prior to November 15, 1995. In such event, the Trustee will hold the proceeds from the sale of such Certificates not used to purchase Equipment Notes in an escrow account pending the purchase of the Equipment Notes not so purchased. Such proceeds will be invested in Specified Investments having maturity dates in no event later than December 6, 1995 at the direction and risk of, and for the account of, Southwest. Southwest will be responsible for any losses. To the extent that any amount of the proceeds from the sale of any Certificates held in the escrow account referred to above is not used to purchase Equipment Notes on or prior to November 15, 1995, an amount equal to the unused proceeds will be distributed by the Trustee to the holders of record of such Certificates on a pro rata basis upon not less than 20 days' prior notice to them as a Special Payment on a Special Distribution Date not later than December 6, 1995 together with interest thereon at a rate equal to the rate applicable to such Certificates, but without premium, and Southwest will pay to the Trustee on such date an amount equal to such interest. (Section 2.02(b))

     The Trustee shall initially be the paying agent and registrar with respect to the Certificates of each Trust. (Section 7.11(b))

POOL FACTORS

     As of the date of sale by the Trustee of the Certificates and assuming that no early redemption, default or purchase of any Equipment Notes shall occur (i) payments on Trusts 1995-A1 and 1995-A2 will be interest only, and accordingly the Pool Factors for Trusts 1995-A1 and 1995-A2 will not decline until the single Scheduled Payment of principal of Equipment Notes held in each such Trust is distributed on the final distribution date applicable to such Trust and (ii) the Scheduled Payments of principal on the Equipment Notes to be held in Trusts 1995-A3 and 1995-A4 and the resulting Pool Factors for such Trusts after taking into account each Scheduled Payment are set forth below:

                           1995-A3 TRUST                            1995-A4 TRUST
                          7.22% EQUIPMENT                          7.64% EQUIPMENT
                               NOTES                                    NOTES
REGULAR DISTRIBUTION     SCHEDULED PAYMENTS     1995-A3 TRUST     SCHEDULED PAYMENTS     1995-A4 TRUST
        DATE                OF PRINCIPAL         POOL FACTOR         OF PRINCIPAL         POOL FACTOR
--------------------     ------------------     -------------     ------------------     -------------
January 1, 1999            $ 1,116,244.00         0.9938391
July 1, 1999                 3,913,063.00         0.9722417
January 1, 2000              5,628,583.00         0.9411757
July 1, 2000                   573,982.00         0.9380077
January 1, 2001              7,120,733.00         0.8987061
July 1, 2001                 1,940,264.00         0.8879972
January 1, 2002             12,253,569.00         0.8203659
July 1, 2002                 2,559,079.00         0.8062415
January 1, 2003              5,251,373.00         0.7772575
July 1, 2003                 6,059,890.00         0.7438111
January 1, 2004              1,564,083.00         0.7351784
January 1, 2005              3,192,744.00         0.7175566
July 1, 2005                   890,113.00         0.7126438
January 1, 2006              9,778,969.00         0.6586706
January 1, 2007             11,047,417.00         0.5976964
January 1, 2008             13,896,607.00         0.5209966
January 1, 2009             15,634,703.00         0.4347037
January 1, 2010             17,141,068.00         0.3400967
January 1, 2011             18,363,460.00         0.2387429
January 1, 2012             20,667,949.00         0.1246699
January 1, 2013             21,625,376.00         0.0053126
July 1, 2013                   962,552.00         0.0000000
January 1, 2014                                                     $ 5,473,679.00         0.8883867
July 1, 2014                                                             42,487.00         0.8875204
January 1, 2015                                                       4,383,069.00         0.7981456
July 1, 2015                                                         12,432,324.00         0.5446392
January 1, 2016                                                       4,558,583.00         0.4516856
July 1, 2016                                                         13,028,806.00         0.1860164
January 1, 2017                                                       1,211,004.00         0.1613229
July 1, 2017                                                          3,058,885.00         0.0989495
January 1, 2018                                                       4,852,627.00         0.0000000

     See "Description of the Certificates -- Pool Factors" in the Prospectus and the definitions of "Pool Balance" and "Pool Factor" in the Glossary.

                       DESCRIPTION OF THE EQUIPMENT NOTES

     The following summary of the particular terms and provisions of the Equipment Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Equipment Notes set forth in the Prospectus under the heading "Description of the Equipment Notes." The statements under this caption are summaries and do not purport to be complete. The summaries make use of terms defined in and are qualified in their entirety by reference to all of the provisions of the Equipment Notes, the Indentures, the Leases, the Participation Agreements and the Refinancing Agreements, the forms of which will be filed by Southwest with the Commission as exhibits to a Current Report on Form 8-K. The summaries should be read in conjunction with the statements under the heading "Description of the Equipment Notes" in the Prospectus. The following summaries relate to the Equipment Notes, the Indenture, the Lease, the Participation Agreement, the Trust Agreement and the Refinancing Agreement relating to each Aircraft.

GENERAL

     The Equipment Notes will be issued in two series with respect to two of the Aircraft and four series with respect to eight of the Aircraft. Each series will have a different principal amount, interest rate, maturity date and scheduled payments of principal. The Equipment Notes with respect to each Aircraft will be issued under a separate Indenture between Shawmut Bank Connecticut, National Association, as Owner Trustee of a separate trust for the benefit of the Owner Participant who is the beneficial owner of such Aircraft, and Wilmington Trust Company, as Loan Trustee.

     The related Owner Trustee leases each Aircraft to Southwest pursuant to a separate Lease between such Owner Trustee and Southwest with respect to such Aircraft. Southwest is obligated to make or cause to be made rental and other payments to the related Loan Trustee on behalf of the related Owner Trustee in amounts that will be at least sufficient to pay in full when due all payments required to be made on the Equipment Notes issued with respect to such Aircraft. The Equipment Notes are not, however, direct obligations of, or guaranteed by, Southwest. Southwest's rental obligations under each Lease are general obligations of Southwest.

     The aggregate principal amount of the Equipment Notes issued with respect to each Boeing 737-300 Aircraft, as such Equipment Notes will be held in the Trusts, is as follows:

                                       1995-A1         1995-A2          1995-A3           1995-A4
                                     TRUST 6.16%     TRUST 6.29%      TRUST 7.22%       TRUST 7.64%
             AIRCRAFT                 EQUIPMENT       EQUIPMENT        EQUIPMENT         EQUIPMENT           1995-A
               NO.                      NOTES           NOTES            NOTES             NOTES          TRUSTS TOTAL
----------------------------------  -------------   -------------   ----------------   --------------   ----------------
  1...............................  $  425,123.00   $  451,310.50   $  18,310,765.10   $ 4,104,810.30   $  23,292,008.90
  2...............................     429,824.20      456,301.30      18,513,253.78     4,150,203.14      23,549,582.42
  3...............................     429,824.20      456,301.30      18,513,253.78     4,150,203.14      23,549,582.42
  4...............................     429,824.20      456,301.30      18,513,253.78     4,150,203.14      23,549,582.42
  5...............................     429,824.20      456,301.30      18,513,253.78     4,150,203.14      23,549,582.42
  6...............................     429,824.20      456,301.30      18,513,253.78     4,150,203.14      23,549,582.42
  7...............................     428,307.00      454,690.00      18,069,063.00     4,611,619.00      23,563,679.00
  8...............................     525,230.00      557,584.00      22,306,624.00       453,285.00      23,842,723.00
  9...............................           0.00            0.00      14,678,997.00     9,697,581.00      24,376,578.00
 10...............................           0.00            0.00      15,250,103.00     9,423,153.00      24,673,256.00
                                    -------------   -------------   ----------------   --------------   ----------------
Total.............................  $3,527,781.00   $3,745,091.00   $ 181,181,821.00   $49,041,464.00   $ 237,496,157.00
                                    =============   =============   ================   ==============   ================

     Interest will be payable on each Equipment Note at the rate applicable to such Equipment Note on the unpaid principal amount thereof on January 1 and July 1 in each year, commencing January 1, 1996. Such interest will be computed on the basis of a 360-day year of twelve 30-day months.

     The single Scheduled Payment of principal of the Equipment Notes held in the 1995-A1 Trust and the 1995-A2 Trust will be July 1, 1997 and July 1, 1998, respectively. The Scheduled Payments of principal of the Equipment Notes issued in respect of each Aircraft and held in the 1995-A3 Trust and the 1995-A4 Trust will be payable as set forth below:

                                 1995-A3 TRUST
                             7.22% EQUIPMENT NOTES

REGULAR DISTRIBUTION    AIRCRAFT        AIRCRAFT        AIRCRAFT        AIRCRAFT        AIRCRAFT        AIRCRAFT        AIRCRAFT
        DATE             NO. 1           NO. 2           NO. 3           NO. 4           NO. 5           NO. 6           NO. 7
-------------------- --------------  --------------  --------------  --------------  --------------  --------------  --------------
January 1, 1999      $               $               $               $               $               $               $   501,391.00
July 1, 1999........     479,697.90      485,002.62      485,002.62      485,002.62      485,002.62      485,002.62
January 1, 2000.....     533,594.90      539,495.62      539,495.62      539,495.62      539,495.62      539,495.62      538,947.00
July 1, 2000........
January 1, 2001.....     573,563.40      579,906.12      579,906.12      579,906.12      579,906.12      597,906.12    1,424,763.00
July 1, 2001........                                                                                                     467,558.00
January 1, 2002.....   1,803,329.95    1,823,272.01    1,823,272.01    1,823,272.01    1,823,272.01    1,823,272.01      210,591.00
July 1, 2002........                                                                                                     736,833.00
January 1, 2003.....     746,021.30      754,271.14      754,271.14      754,271.14      754,271.14      754,271.14
July 1, 2003........     755,038.05      763,387.59      763,387.59      763,387.59      763,387.59      763,387.59      678,459.00
January 1, 2004.....                                                                                                      14,058.00
January 1, 2005.....     251,217.45      253,995.51      253,995.51      253,995.51      253,995.51      253,995.51      254,647.00
July 1, 2005........
January 1, 2006.....   1,080,162.75    1,092,107.65    1,092,107.65    1,092,107.65    1,092,107.65    1,092,107.65      862,971.00
January 1, 2007.....   1,134,293.40    1,146,836.92    1,146,836.92    1,146,836.92    1,146,836.92    1,146,836.92    1,342,739.00
January 1, 2008.....   1,425,539.80    1,441,304.04    1,441,304.04    1,441,304.04    1,441,304.04    1,441,304.04    1,521,601.00
January 1, 2009.....   1,643,186.75    1,661,357.85    1,661,357.85    1,661,357.85    1,661,357.85    1,661,357.85    1,635,575.00
January 1, 2010.....   1,766,268.00    1,785,800.20    1,785,800.20    1,785,800.20    1,785,800.20    1,785,800.20    1,758,086.00
January 1, 2011.....   1,898,568.65    1,919,563.87    1,919,563.87    1,919,563.87    1,919,563.87    1,919,563.87    1,889,773.00
January 1, 2012.....   2,040,779.10    2,063,346.98    2,063,346.98    2,063,346.98    2,063,346.98    2,063,346.98    2,248,496.00
January 1, 2013.....   2,179,503.70    2,203,605.66    2,203,605.66    2,203,605.66    2,203,605.66    2,203,605.66    1,982,575.00
July 1, 2013........
                     --------------  --------------  --------------  --------------  --------------  --------------  --------------
       Total........ $18,310,765.10  $18,513,253.78  $18,513,253.78  $18,513,253.78  $18,513,253.78  $18,513,253.78  $18,069,063.00
                     ==============  ==============  ==============  ==============  ==============  ==============  ==============

REGULAR DISTRIBUTION     AIRCRAFT        AIRCRAFT        AIRCRAFT        AGGREGATE
        DATE              NO. 8           NO. 9           NO. 10           TOTAL
--------------------  --------------  --------------  --------------  ----------------
January 1, 1999       $   614,853.00  $               $               $   1,116,244.00
July 1, 1999........                      535,331.00      473,021.00      3,913,063.00
January 1, 2000.....      990,036.00                      868,527.00      5,628,583.00
July 1, 2000........                      573,982.00                        573,982.00
January 1, 2001.....    1,631,652.00                      591,224.00      7,120,733.00
July 1, 2001........      857,283.00      615,423.00                      1,940,264.00
January 1, 2002.....                                    1,123,288.00     12,253,569.00
July 1, 2002........      921,497.00      659,857.00      240,892.00      2,559,079.00
January 1, 2003.....                      733,996.00                      5,251,373.00
July 1, 2003........      809,455.00                                      6,059,890.00
January 1, 2004.....       28,406.00      790,519.00      731,100.00      1,564,083.00
January 1, 2005.....      570,696.00      265,553.00      580,653.00      3,192,744.00
July 1, 2005........                      890,113.00                        890,113.00
January 1, 2006.....    1,096,027.00      739,535.00      539,735.00      9,778,969.00
January 1, 2007.....    1,178,124.00      601,710.00    1,056,366.00     11,047,417.00
January 1, 2008.....    1,646,457.00    1,071,783.00    1,024,706.00     13,896,607.00
January 1, 2009.....    1,905,615.00      998,048.00    1,145,489.00     15,634,703.00
January 1, 2010.....    2,354,764.00    1,042,677.00    1,290,272.00     17,141,068.00
January 1, 2011.....    2,144,422.00    1,089,301.00    1,743,576.00     18,363,460.00
January 1, 2012.....    2,299,249.00    1,888,513.00    1,874,177.00     20,667,949.00
January 1, 2013.....    2,402,262.00    2,075,930.00    1,967,077.00     21,625,376.00
July 1, 2013........      855,826.00      106,726.00                        962,552.00
                      --------------  --------------  --------------  ----------------
       Total........  $22,306,624.00  $14,678,997.00  $15,250,103.00  $ 181,181,821.00
                      ==============  ==============  ==============  ================

                                 1995-A4 TRUST
                             7.64% EQUIPMENT NOTES

REGULAR DISTRIBUTION    AIRCRAFT        AIRCRAFT        AIRCRAFT        AIRCRAFT        AIRCRAFT        AIRCRAFT        AIRCRAFT
        DATE             NO. 1           NO. 2           NO. 3           NO. 4           NO. 5           NO. 6           NO. 7
-------------------- --------------  --------------  --------------  --------------  --------------  --------------  --------------
January 1, 2014      $               $               $               $               $               $               $ 2,292,496.00
July 1, 2014........
January 1, 2015.....
July 1, 2015........   2,018,198.40    2,040,516.52    2,040,516.52    2,040,516.52    2,040,516.52    2,040,516.52
January 1, 2016.....
July 1, 2016........   2,086,611.90    2,109,686.62    2,109,686.62    2,109,686.62    2,109,686.62    2,109,686.62
January 1, 2017.....
July 1, 2017........                                                                                                      29,657.00
January 1, 2018.....                                                                                                   2,289,466.00
                     --------------  --------------  --------------  --------------  --------------  --------------  --------------
       Total........ $ 4,104,810.30  $ 4,150,203.14  $ 4,150,203.14  $ 4,150,203.14  $ 4,150,203.14  $ 4,150,203.14  $ 4,611,619.00
                     ==============  ==============  ==============  ==============  ==============  ==============  ==============

REGULAR DISTRIBUTION     AIRCRAFT        AIRCRAFT        AIRCRAFT        AGGREGATE
        DATE              NO. 8           NO. 9           NO. 10           TOTAL
--------------------  --------------  --------------  --------------  ----------------
January 1, 2014       $   225,698.00  $ 1,634,809.00  $ 1,320,676.00  $   5,473,679.00
July 1, 2014........                       22,002.00       20,485.00         42,487.00
January 1, 2015.....                    2,218,014.00    2,165,055.00      4,383,069.00
July 1, 2015........                      107,570.00      103,973.00     12,432,324.00
January 1, 2016.....                    2,306,851.00    2,251,732.00      4,558,583.00
July 1, 2016........                      199,801.00      193,960.00     13,028,806.00
January 1, 2017.....                      532,659.00      678,345.00      1,211,004.00
July 1, 2017........                      658,158.00    2,371,070.00      3,058,885.00
January 1, 2018.....      227,587.00    2,017,717.00      317,857.00      4,852,627.00
                      --------------  --------------  --------------  ----------------
       Total........  $   453,285.00  $ 9,697,581.00  $ 9,423,153.00  $  49,041,464.00
                      ==============  ==============  ==============  ================

     If any date scheduled for any payment of principal, premium, if any, or interest with respect to the Equipment Notes is not a Business Day, such payment will be made on the next succeeding Business Day without any additional interest.

REDEMPTION

     Redemption with Premium. The Equipment Notes issued with respect to each Aircraft are separately subject to redemption or purchase in whole prior to maturity, without the consent of the Trustee, (i) on the first day of any month occurring after the seventh anniversary of the date of delivery of the Aircraft under the applicable Lease in connection with a voluntary termination by Southwest of the related Lease if such Aircraft has been determined by Southwest to be surplus to its requirements or economically obsolete to it, (ii) on January 1, 2014 (or, in the case of two Leases, January 1, 2015, or, in the case of two other Leases, January 1, 2017), in connection with a voluntary termination by Southwest of such Lease for any reason and a purchase by Southwest of such Aircraft where Southwest does not assume the obligations of the applicable Owner Trustee under the related Indenture, (iii) on any Special Distribution Date in connection with an optional redemption as a part of a refunding or refinancing thereof, or (iv) at the option of the applicable Owner Trustee or Owner Participant at any time after a Lease Event of Default under the related Lease shall have occurred and be continuing for a period of 180 days or more but less than one year (or, in the case of eight of the Indentures, for a period of up to 180 days) during which period such Equipment Notes shall not have been accelerated following notice by such Owner Trustee or Owner Participant of its election to so redeem or purchase such Equipment Notes. The price for the Equipment Notes redeemed under the circumstances set forth above shall be equal to the Redemption Price, plus, if such redemption relates to Equipment Notes held in either the 1995-A1 Trust or 1995-A2 Trust or it is made prior to October 4, 2007 in the case of Equipment Notes held in the 1995-A3 Trust and January 4, 2016 in the case of Equipment Notes held in the 1995-A4 Trust (each such date, a "Premium Termination Date"), a Make-Whole Premium (as defined below), if any, or if on or after the Premium Termination Date, without premium. (Indentures, Article 6; Leases, Sections 9.1, 18(b) and 18(c)). If the proposed sale of an Aircraft (as described in "Description of the Equipment Notes -- The Leases -- Termination") on a lease termination date is not completed, the corresponding redemption will not take place and any notice of redemption will be deemed revoked. (Indentures, Section 6.03(a))

     The "Make-Whole Premium," if any, on each Equipment Note issued under a particular Indenture will be determined by an independent investment banking institution of national standing selected by Southwest. The Make-Whole Premium will be determined as of the Business Day prior to the redemption date and will equal the excess, if any, of (i) the present values of all of the remaining Scheduled Payments from the redemption date to the scheduled maturity of such Equipment Note (excluding interest accrued from the immediately preceding interest payment date to such redemption date), discounted semi-annually on each interest payment date at a rate equal to the Treasury Yield, based on a 360-day year of twelve 30-day months over (ii) the aggregate unpaid principal amount of such Equipment Note.

     The "Treasury Yield" means, with respect to each Equipment Note to be redeemed, (x) in the case of an Equipment Note having a maturity less than one year after the applicable redemption date, the average yield to maturity on a government bond equivalent basis of the applicable United States Treasury Bill due the week of the scheduled maturity of such Equipment Note or (y) in the case of an Equipment Note having a maturity of one year or more after the applicable redemption date, the average yield of the most actively traded United States Treasury Notes corresponding in maturity to the Average Life Date (as defined below) of such Equipment Note (or, if there is no maturity corresponding to such Remaining Weighted Average Life, an interpolation of maturities by such independent investment banking institution), in each case under (x) and (y) above determined by such independent investment banking institution based on the average of the yields to stated maturity determined from the certain bid prices on the second Business Day preceding the applicable redemption date. (Indentures, Section 1.01(b))

     The "Average Life Date" for each Equipment Note to be redeemed will be the date which follows the redemption date by a period equal to the Remaining Weighted Average Life at the redemption date of such Equipment Note. The "Remaining Weighted Average Life" of such Equipment Note, at the redemption date of such Equipment Note, will be the number of days equal to the quotient obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment of principal, including the payment due on the maturity date of such Equipment Note, by (ii) the number of days from and including the redemption date to but excluding the scheduled payment date of such principal installment by (b) the then unpaid principal amount of such Equipment Note. (Indentures, Section 1.01(b))

     Redemption Without Premium. The Equipment Notes issued with respect to each Aircraft are separately subject to redemption or purchase prior to maturity, without the consent of the Trustee, at a price equal to the Redemption Price, but without any premium: (i) in whole at the option of the applicable Owner Trustee or Owner Participant, at any time after the occurrence and continuation of a Lease Event of Default under the related Lease for a period of one year or more (or, in the case of eight of the Indentures, for a period of 181 days or more) during which period such Equipment Notes shall not have been accelerated;
(ii) in whole upon the acceleration of such Equipment Notes; (iii) in whole upon an Event of Loss with respect to such Aircraft if Southwest has elected not to replace such Aircraft under the applicable Lease; or (iv) as specified above in respect of redemptions made on or after the Premium Termination Date applicable to the Equipment Notes held in either the 1995-A3 Trust or 1995-A4 Trust. (Indentures, Sections 6.01, 6.02 and 8.02)

INDENTURE DEFAULTS, NOTICE AND WAIVER

     Indenture Defaults under each Indenture include: (a) failure to pay any interest or principal or premium, if any, when due, continued for more than seven Business Days or failure to pay when due any other amount for more than 10 Business Days after notice thereof to the related Owner Trustee, (b) the occurrence of any Lease Event of Default under the related Lease (other than, without the consent of the related Owner Trustee, the failure to make certain indemnity and certain other payments to the related Owner Trustee or Owner Participant), (c) the failure by the related Owner Trustee or Owner Participant to perform or observe certain covenants, conditions or agreements to be performed or observed by it under such Indenture or certain related documents, continued after notice and specified cure periods, (d) any representation or warranty made by the related Owner Trustee or Owner Participant in the Indenture or the Participation Agreement being false or incorrect in any material respect when made, is material at the time of discovery and, if curable, is not cured within 30 days of notice, (e) the occurrence of certain events of bankruptcy, reorganization or insolvency of the related Trust Estate, Owner Trustee or Owner Participant, provided that, in the case of such Owner Participant, the same shall not constitute an Indenture Default if the Loan Trustee receives certain assurances that such Owner Participant's bankruptcy, reorganization or insolvency will not affect the Trust Estate, or (f) the failure by the related Owner Participant or the Owner Trustee to discharge certain liens, continued after knowledge and specified cure periods. (Indentures, Section 8.01)

     There are no cross-default provisions in the Indentures and, consequently, events resulting in an Indenture Default under any particular Indenture may not result in an Indenture Default occurring under any other Indenture.

     In the event Southwest fails to make any semiannual basic rental payment within the period of seven Business Days after the same shall become due under any Lease, within 10 Business Days after such period the applicable Owner Participant or Owner Trustee may furnish to the Loan Trustee the amount of such rental payment, together with any interest thereon on account of the delayed payment thereof, in which event the Loan Trustee and the holders of outstanding Equipment Notes issued under such Indenture may not exercise any remedies otherwise available under such Indenture or such Lease as the result of such failure to make such rental payment, unless Southwest has failed to make a basic rental payment when due on the two consecutive immediately preceding semiannual basic rental payment dates or on any four or more previous semiannual basic rental payment dates. The applicable Owner Participant or Owner Trustee also, subject to certain restrictions, may cure any other default by

Southwest in the performance of its obligations under any Lease which can be cured with the payment of money. (Indentures, Section 8.03(e)(i))

     Each Indenture provides that the Loan Trustee thereunder shall, after the occurrence of any event known to it to be an Indenture Default, promptly send written notice thereof to Southwest, the Owner Trustee and the applicable Owner Participant, and within 90 days after the occurrence thereof, if such Indenture Default remains uncured, mail notice thereof to the holders of outstanding Equipment Notes issued under such Indenture, but such Loan Trustee may withhold such notice, except in the case of a default in the payment of the principal, interest or premium, if any, with respect to any such Equipment Notes, if it in good faith determines that withholding such notice is in the interest of such holders. (Indentures, Section 9.05)

     The holders of a majority in aggregate principal amount of the outstanding Equipment Notes issued with respect to any Aircraft, by notice to the Loan Trustee, may on behalf of all of the holders waive any existing event of default or default and its consequences under the Indenture with respect to such Aircraft, except a default in the payment of the principal of or interest on any such Equipment Notes or a default in respect of any covenant or provision of such Indenture that cannot be modified or amended without the consent of each holder of Equipment Notes affected thereby. (Indentures, Section 8.05)

     Southwest is required to furnish annually to the Trustee a statement as to the fulfillment of its covenants under the Basic Agreement during the preceding year. (Basic Agreement, Section 8.04(d))

REMEDIES

     If an Indenture Default occurs under an Indenture as a result of certain specified events of bankruptcy, insolvency or reorganization of the related Trust Estate, Owner Trustee or Owner Participant or Southwest, then the unpaid principal of all outstanding Equipment Notes issued under such Indenture, together with interest accrued but unpaid thereon and all other amounts due under such Indenture, immediately and without further act shall become due and payable. If an Indenture Default occurs and is continuing under an Indenture, the related Loan Trustee or the holders of at least 25% in aggregate principal amount of the Equipment Notes outstanding under such Indenture may declare the principal of all such Equipment Notes issued thereunder immediately due and payable, together with all accrued but unpaid interest thereon and all other amounts due under such Indenture. The holders of a majority in aggregate principal amount of Equipment Notes outstanding under such Indenture may rescind any such declaration by the related Loan Trustee or by the holders at any time prior to the sale of the related Aircraft after such an Indenture Default if (i) there has been deposited with the related Loan Trustee an amount sufficient to pay all overdue principal and interest on any such Equipment Notes that have become due otherwise than by such declaration of acceleration, and any interest on overdue installments of interest and principal, (ii) the rescission would not conflict with any judgment or decree, and (iii) all other Indenture Defaults under such Indenture have been cured or waived. (Indentures, Section 8.02)

     Each Indenture provides that if an Indenture Default under such Indenture has occurred and is continuing, the related Loan Trustee may exercise certain rights or remedies available to it under such Indenture or under applicable law, including (if the corresponding Lease is in default) one or more of the remedies under such Indenture or such Lease with respect to the Aircraft subject to such Lease. See "Description of the Equipment Notes -- The Leases -- Lease Events of Default." Such remedies may be exercised by the related Loan Trustee to the exclusion of the related Owner Trustee and, subject to the terms of such Lease, Southwest. Any Aircraft sold in the exercise of such remedies will be free and clear of any rights of those parties, including the rights of Southwest under the Lease with respect to such Aircraft; provided that no exercise of any remedies by the related Loan Trustee may affect the rights of Southwest under any Lease unless a Lease Event of Default has occurred and is continuing under such Lease; and provided further that such Loan Trustee may not sell any part of the related Indenture Estate unless the related Equipment Notes have been accelerated or have become due. (Indentures, Section 8.03; Leases, Section 15)

     Notwithstanding the rights and powers of the Loan Trustee described above, the Loan Trustee may not exercise any remedy under an Indenture as a result of an Indenture Default under such Indenture occurring solely by virtue of one or more Lease Events of Default under the related Lease unless the Loan Trustee, as assignee of the related Owner Trustee's rights under such Lease, has exercised or is concurrently exercising one or more of the remedies thereunder with respect to the Aircraft, provided that the requirement to exercise such remedies under the related Lease shall not apply in circumstances where the Loan Trustee is involuntarily stayed or otherwise prohibited by applicable law or court order from exercising such remedies under such Lease after the Section 1110 Period. The "Section 1110 Period" is the period commencing on the date of such stay or prohibition and ending on the earlier of (x) 60 days (or such longer period (A) as may be specified in Section 1110(a)(1) of the federal Bankruptcy Code (the "Bankruptcy Code"), (B) equal to the period of an extension with the consent of the Loan Trustee of the 60-day period specified therein pursuant to Section 1110(b) of the Bankruptcy Code or (C) resulting from the Loan Trustee's own failure to give any requisite notice to any Person) and (y) the date of repossession of the related Aircraft. The Loan Trustee must notify the related Owner Trustee at least 10 days in advance of any foreclosure on the lien of an Indenture. (Indentures, Section 8.03; Leases, Section 15)

     If the Equipment Notes issued in respect of one or more Aircraft are in default, the Equipment Notes issued in respect of the remaining Aircraft may not be in default, and, if not, no remedies will be exercisable under the Indentures with respect to such remaining Aircraft.

     The holders of a majority in aggregate unpaid principal amount of the Equipment Notes outstanding under any Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the related Loan Trustee or exercising any trust or power conferred on such Loan Trustee under such Indenture, but in such event such Loan Trustee shall be entitled to be indemnified by the holders of such Equipment Notes before proceeding so to act and may under certain circumstances refuse to follow such a direction. (Indentures, Sections 8.06, 9.01 and 9.02)

     The right of any holder of Equipment Notes to institute action for any remedy under the Indenture pursuant to which such Equipment Notes are issued (except the right to enforce payment of the principal, interest and premium, if any, with respect to its Equipment Notes when due) is subject to certain conditions precedent, including a written request to the related Loan Trustee by the holders of not less than 25% in aggregate principal amount of such Equipment Notes outstanding to take action and an offer to such Loan Trustee of satisfactory indemnification against liabilities incurred by it in so doing. (Indentures, Sections 8.07 and 8.08)

     If an Indenture Default under any Indenture occurs and is continuing, any sums held or received by the related Loan Trustee may be applied to reimburse such Loan Trustee for any tax, expense or other loss incurred by it and to pay any other amounts due to such Loan Trustee prior to any payments to holders of the Equipment Notes issued under such Indenture. (Indentures, Sections 3.05 and 9.06)

     In the event of bankruptcy, insolvency, receivership or like proceedings involving an Owner Participant, it is possible that, notwithstanding that the applicable Aircraft is owned by the related Owner Trustee in trust, such Aircraft and the related Lease and Equipment Notes might become part of such proceeding. In such event, payments under such Lease or on such Equipment Notes might be interrupted and the ability of the related Loan Trustee to exercise its remedies under the related Indenture might be restricted, although such Loan Trustee would retain its status as a secured creditor in respect of the related Lease and the related Aircraft.

     Section 1110 of the Bankruptcy Code. Section 1110 of the Bankruptcy Code provides that the right of lessors, conditional vendors and holders of security interests with respect to aircraft used by U.S. air carriers holding air carrier operating certificates issued by the Secretary of Transportation for certain large passenger or cargo aircraft such as the Aircraft to take possession of such aircraft in compliance with the provisions of a lease, conditional sale contract or security agreement, as the case may be, is not affected by (a) the automatic stay provision of the Bankruptcy Code, which provision enjoins repossessions by creditors for the duration of the reorganization period, (b) the provision of the Bankruptcy Code allowing the trustee in reorganization to use property of the debtor during the reorganization period, (c) the so-called "cramdown" provision of the Bankruptcy Code and (d) any power of the bankruptcy court to enjoin a repossession. Section 1110 provides, however, that the right of a lessor, conditional vendor or holder of a security interest to take possession of an aircraft in the event of an event of default may not be exercised for 60 days following the date of commencement of the reorganization proceedings (unless specifically permitted by the bankruptcy court) and may not be exercised at all if, within such 60-day period, the trustee in reorganization agrees to perform the debtor's obligations that become due on or after such date and cures all existing defaults (other than defaults resulting solely from the financial condition, bankruptcy, insolvency or reorganization of the debtor).

     Southwest has been advised by its counsel that, with respect to each Lease, the related Owner Trustee, as Lessor under such Lease, and the related Loan Trustee, as assignee of such Owner Trustee's rights under such Lease pursuant to the Indenture corresponding to such Lease, are entitled to the benefits of
Section 1110 of the Bankruptcy Code with respect to the Aircraft initially delivered under such Lease and subjected to the related Indenture. Such opinion does not address the possible replacement of an Aircraft after an Event of Loss in the future, the consummation of which is conditioned upon the contemporaneous delivery of an opinion of counsel to the effect that the related Loan Trustee's entitlement to Section 1110 benefits will not be diminished as a result of such replacement. See "Description of the Equipment Notes -- The Leases -- Events of Loss."

     Marketability of Aircraft. The market for aircraft, whether new or used, is and will be affected by many factors including, among other things, the supply of similarly equipped aircraft of the same make and model, the demand for such aircraft by airlines and the cost and availability of financing to potential purchasers of such aircraft. Each of these factors, in turn, will be affected by various circumstances including, among other things, current and anticipated demand for passenger and cargo air services, the relative capacity of airlines to provide such services, the current and projected profitability of providing such services, the economic condition of the domestic and international airline industries and global economic and financial developments generally. In addition, the marketability of a particular used aircraft will be affected by factors such as the reputation and actual performance record of the current operator with respect to maintenance, the compliance of the aircraft with federal noise and other environmental standards and the manufacturer's support. Since the market for aircraft will fluctuate over time to reflect changes in these circumstances, and because of the unique factors that would affect market value in a forced disposition of an aircraft, it is impossible to predict the resale value of any Aircraft to be sold upon the exercise of the Loan Trustee's remedies under the related Indenture. Accordingly, there can be no assurance that the net proceeds which might be realized from the sale or other disposition of any Aircraft in the exercise of such remedies will be sufficient to satisfy in full amounts due and payable on the related Equipment Notes.

MODIFICATION OF INDENTURES, LEASES AND PARTICIPATION AGREEMENTS

     Without the consent of holders of a majority in principal amount of the Equipment Notes outstanding under any Indenture, the provisions of such Indenture and the Lease and the Participation Agreement corresponding thereto may not be amended or modified, except to the extent indicated below.

     Certain provisions of any Indenture, and of the Lease and the Participation Agreement related thereto, may be modified by the parties thereto without the consent of any holders of the Equipment Notes outstanding under such Indenture. In the case of each Lease, such provisions include, among others, provisions relating to (i) the return to the related Owner Trustee of the related Aircraft at the end of the scheduled term of such Lease, (ii) the renewal of such Lease and the option of Southwest at the end of the term of such Lease to purchase the related Aircraft, and (iii) adjustments of basic rent, stipulated loss values and certain other dollar values in connection with permitted reoptimizations. Certain other provisions of any Lease may be modified by the parties thereto without the consent of any holders of the Equipment Notes outstanding under the related Indenture so long as such modification would not adversely affect the Loan Trustee's interest in the Trust Estate, reduce Southwest's obligations in respect of maintaining the related Aircraft or otherwise impair the value of the related Trust Estate. Notwithstand-ing the foregoing, if an Indenture Default shall have occurred and be continuing, the Indenture Trustee, subject to certain limitations, will have all rights of the related Owner Trustee to modify, amend or supplement the related Lease or give any consent, waiver, authorization or approval thereunder for any purpose. In addition, the related Owner Trustee will have the right, so long as no Indenture Default shall have occurred and be continuing, to the exclusion of the Loan Trustee, to approve as satisfactory any accountants, inspectors, engineers or counsel to render services for or issue opinions to such Owner Trustee pursuant to the express provisions of the related Lease and other documentation and to grant such consents, approvals and waivers as may be requested thereunder. Finally, the assignment by the Owner Trustee to the Loan Trustee of its rights under the related Lease will exclude certain rights of such Owner Trustee and the related Owner Participant, including rights relating to indemnification by Southwest for certain matters, insurance proceeds payable to such Owner Trustee in its individual capacity or to such Owner Participant under liability insurance maintained by Southwest under such Lease or by any other Person, insurance proceeds payable to such Owner Trustee in its individual or trust capacity or to such Owner Participant under insurance maintained by such Owner Trustee or such Owner Participant and certain reimbursement payments made by Southwest to such Owner Trustee or Owner Participant. (Indentures, Granting Clause and Sections 9.13, 11.01 and 11.06)

     Without the consent of the holder of each Equipment Note outstanding under any Indenture affected thereby, no amendment or modification of such Indenture may (a) reduce the principal amount of, or premium, if any, or interest payable on, any Equipment Notes issued under such Indenture or change the date on which any principal or premium, if any, or interest is due and payable, (b) create any security interest with respect to the property subject to the lien of such Indenture ranking prior to or on a parity with the security interest created by such Indenture, except as provided in such Indenture, or deprive any holder of an Equipment Note issued under such Indenture of the lien of such Indenture upon the property subject thereto, (c) reduce the percentage in principal amount of outstanding Equipment Notes issued under such Indenture necessary to modify or amend any provision of such Indenture or to waive compliance therewith or (d) modify any of the provisions relating to the rights of holders in respect of defaults or events of default in the payment of principal and interest, or certain other specified provisions. (Indentures, Section 11.02)

DEFEASANCE OF THE INDENTURES AND THE EQUIPMENT NOTES IN CERTAIN CIRCUMSTANCES

     Each Indenture provides that such Indenture and the obligations of the related Owner Trustee and the related Loan Trustee thereunder shall be deemed to have been discharged in full (except for certain obligations, including the obligation to hold money for payment in trust) on the 91st day after the date of irrevocable deposit with the Defeasance Trustee of money or certain obligations of the United States which will provide money in an aggregate amount sufficient to pay when due all of the Equipment Notes issued thereunder in accordance with the terms of such Indenture. Such discharge may occur only if, among other things, the Internal Revenue Service has published a ruling to the effect that holders of such Equipment Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Indentures, Section 10.05)

     Upon such defeasance, or upon payment in full of all Equipment Notes issued under an Indenture or deposit with the related Loan Trustee of money sufficient therefor no earlier than one year prior to the maturity or redemption thereof, the holders of such Equipment Notes will have no beneficial interest in or other rights with respect to the related Aircraft or other assets subject to the lien of such Indenture and such lien shall terminate. (Indentures, Section 10.01)

ASSUMPTION OF OBLIGATIONS BY SOUTHWEST

     Upon the voluntary termination of a Lease in connection with the exercise by Southwest of any of its options to purchase the Aircraft subject to such Lease prior to the end of the term of such Lease, Southwest may assume on a full recourse basis all of the rights and obligations of the related Owner

Trustee (other than its obligations and liabilities in its individual capacity) under the related Indenture, including the obligations to make payments in respect of the Equipment Notes issued thereunder. In such event, events of default substantially similar in scope and effect to those set forth in the related Lease and covenants substantially similar to the covenants of Southwest under such Lease and the related Participation Agreement will be incorporated into such Indenture, and the Equipment Notes issued under such Indenture will not be redeemed and will continue to be secured by such Aircraft. It is a condition to such assumption that an opinion of counsel be delivered at the time of such assumption substantially to the effect that the Loan Trustee under such Indenture should, immediately following such assumption, be entitled to the benefits of Section 1110 of the Bankruptcy Code with respect to such Aircraft (including the engines related thereto), but (except with respect to one Aircraft) such opinion need not be delivered to the extent that, by reason of a change of law or governmental interpretation thereof, the benefits of such
Section 1110 are not available to such Loan Trustee with respect to such Aircraft or any engine related thereto immediately prior to such assumption. (Indentures, Section 7.03)

     If Southwest has assumed the rights and obligations of an Owner Trustee under the Indenture to which such Owner Trustee is a party in connection with Southwest's exercise of any of its options to purchase the related Aircraft as contemplated by the previous paragraph, Southwest has the further option (in all but one of the Leases) of paying the equity portion of the purchase price for such Aircraft in installments. In the event that Southwest has elected to pay the equity portion of the purchase price for an Aircraft in installments, the obligations of Southwest to the related Owner Trustee to pay such installments will be secured by such Aircraft (and, in respect of six Aircraft, by a letter of credit or such other additional security as the related Owner Participant may request), provided that the rights of such Owner Trustee to such installments and security in the Aircraft will be subordinated to the rights of the holders of the related Equipment Notes to substantially the same degree (including cure and buy-out rights, rights to exercise remedies, distribution of proceeds and payments, but, in respect of six Aircraft, excluding a rent trap) as existed, as between such holders and such Owner Trustee, prior to the assumption by Southwest of the related Indenture. (Leases, Section 18.2; Participation Agreements, Section 8(aa))

THE LEASES

     Term and Rent. Each Aircraft has been leased separately by the related Owner Trustee to Southwest for a term commencing on the delivery date thereof to such Owner Trustee and expiring on a date not earlier than the latest maturity date of the Equipment Notes issued with respect to such Aircraft, unless previously terminated as permitted by the related Lease. The semiannual basic rent payments by Southwest under each Lease will be payable on each January 1 and July 1, commencing January 1, 1996 for six of the Leases and July 1, 1996 for the other four Leases (or, if such day is not a Business Day, on the next succeeding Business Day), and have been assigned by the related Owner Trustee under the related Indenture to provide the funds necessary to make payments of principal and interest due from the related Owner Trustee on the Equipment Notes issued under the related Indenture. (Leases, Section 3; Indentures, Granting Clause and Section 3.03). Southwest has also agreed to pay as rent under four of the Leases on January 1, 1996, such amount as shall be necessary, to the extent not paid by the related Owner Participant, to enable the related Loan Trustee to receive on such date the Scheduled Payment on the Equipment Notes issued under the Indenture relating to each such Lease. (Leases, Section 3.8) Although in certain cases the semiannual basic rent payments under the Leases may be adjusted, under no circumstances will rent, together with other payments obligated to be made, be less than the Scheduled Payments on the Equipment Notes issued under the Indenture relating to such Lease. The balance of any semiannual basic rent payment under each Lease, after payment of the scheduled principal and interest on the Equipment Notes issued under the Indenture relating to such Lease, will (subject to certain holdbacks if an Indenture Default is continuing) be paid over to the related Owner Trustee. Southwest's obligation to pay rent and to cause other payments to be made under each Lease is a general obligation of Southwest. (Leases, Section 3; Indentures, Article 3)

     Although in certain cases Stipulated Loss Value (as defined below), Termination Value (as defined below) and certain other amounts payable by Southwest upon the termination of a Lease may be adjusted, under no circumstances will any such amount (whether or not adjusted), together with other payments obligated to be made, be less than the aggregate unpaid principal of, and unpaid interest and Make-Whole Premium, if any, on, the outstanding Equipment Notes issued under the Indenture relating to such Lease on the date of payment thereof. (Leases, Section 3.3)

     Possession, Sublease and Transfer. Southwest may sublease any Aircraft to any United States certificated air carrier or to certain foreign air carriers (such United States and foreign air carriers being "Permitted Air Carriers") so long as the term of the sublease does not continue beyond the end of the term of the related Lease. In addition, subject to certain limitations, Southwest may transfer possession of any Aircraft other than by sublease, including transfers in connection with normal interchange and pooling arrangements with Permitted Air Carriers, "wet leases," transfers of possession in connection with the Civil Reserve Air Fleet Program and transfers in connection with maintenance or modifications. If an Aircraft is subleased or the possession thereof is otherwise transferred, such Aircraft will remain subject to the related Lease and to the lien of the related Indenture. Moreover, any such sublease or transfer notwithstanding, Southwest will remain primarily liable for rental payments and for the performance of the other obligations of Southwest set forth in the related Lease as if no sublease or other transfer had occurred. (Leases, Section 7.2) The Aircraft may be operated by Southwest or under sublease or interchange arrangements in countries that are not parties to the Convention on the International Recognition of Rights in Aircraft (the "Convention"), and the extent to which the related Loan Trustee's security interest would be recognized in any jurisdiction, whether or not such jurisdiction adheres to the Convention, is uncertain.

     Generally, Southwest may install an Engine subject to a Lease on another aircraft. Such Engine, however, will remain subject to such Lease and to the lien of the related Indenture. (Leases, Section 7.2)

     Registration. Each Aircraft is, and pursuant to its related Lease will continue to be, registered in the name of the related Owner Trustee under the laws of the United States; provided, however, such Aircraft will be reregistered in Southwest's name in the event it elects to assume all of the rights and obligations of the related Owner Trustee under the related Indenture as described above under "Description of the Equipment Notes -- Assumption of Obligations by Southwest." (Leases, Section 7.1.1; Indentures, Section 7.03)

     Liens. Each Aircraft will be maintained free of any liens, other than the respective rights of the related Owner Participant, the related Owner Trustee, the related Loan Trustee, the holders of the Equipment Notes with respect thereto and Southwest arising under the related Lease, Indenture, Participation Agreement, Refinancing Agreement or Trust Agreement, and other than, in the case of each Aircraft, certain limited liens permitted under the Lease and Indenture relating thereto, including liens for taxes either not yet due and payable or being contested in good faith by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture, loss or loss of use of the related Aircraft or any interest therein; materialmen's, mechanics' and other similar liens arising in the ordinary course of business and either not yet due or not overdue for a period of more than 60 days or being contested in good faith by appropriate proceedings so long as such proceedings do not involve any material danger of the sale, forfeiture, loss or loss of use of the related Aircraft or any interest therein; liens arising out of judgments or awards against Southwest, unless not discharged or stayed pending appeal within 45 days of entry; and liens with respect to which Southwest shall have posted a bond or other security. (Leases, Section 6) In addition, all but one Aircraft may become subject to a junior lien in favor of the related Owner Trustee if Southwest assumes the Equipment Notes issued under the Indenture relating to such Aircraft in connection with its exercise of any purchase option for such Aircraft and Southwest further elects to pay the equity portion of the purchase price in installments. See "Description of the Equipment
Notes -- Assumption of Obligations by Southwest."

     Insurance. Southwest will maintain or cause to be maintained "all risk" ground and flight aircraft hull insurance against loss of or damage to each Aircraft and "all risk" coverage on each Engine and on Parts while removed from the Aircraft or Engines, that is of the type and form and in an amount not less than that carried by Southwest on similar equipment owned or leased by Southwest and in an amount not less than that usually carried by similarly situated United States commercial air carriers generally, provided that such insurance shall at all times be in an amount not less than the stipulated loss value of each Aircraft (which shall be an amount at least equal to the aggregate unpaid principal of, and unpaid interest on, the outstanding Equipment Notes related to such Aircraft on the date of payment thereof (the "Stipulated Loss Value")). All policies covering loss of or damage to each Aircraft shall be made payable to the related Loan Trustee for any loss in excess of $4,000,000 (or $2,000,000 in respect of two of the Aircraft if Southwest's unsecured senior long-term debt securities are not rated Investment Grade (as defined below)), up to the Stipulated Loss Value.

     In addition, Southwest will maintain or cause to be maintained public liability and property damage insurance (exclusive of manufacturer's product liability insurance) with respect to each Aircraft (i) in amounts that are not less than the public liability and property damage insurance applicable to similar aircraft and engines that comprise Southwest's fleet on which Southwest carries insurance; and (ii) of the type and form carried by similarly situated United States commercial air carriers generally, and not less than $350,000,000 per occurrence combined single limit (or such greater amount as Lessee may carry from time to time on other 737-300 series aircraft in its fleet). The related Loan Trustee, the Trustee, the related Owner Trustee, the related Owner Participant and Southwest will be named as insured parties as their respective interests may appear under all liability insurance policies required with respect to each of the Aircraft.

     The insurance policies maintained under the Lease with respect to each Aircraft will provide that, in respect of the respective interests of the related Loan Trustee, the Trustee, the related Owner Trustee and the related Owner Participant, the insurance shall not be invalidated by any action or inaction of Southwest regardless of any breach or violation by Southwest of any representation, warranty, declaration or condition contained in such policies. Neither Southwest nor any of its sub-lessees may operate or locate any Aircraft
(i) in any area excluded from coverage by any insurance required by the Lease related thereto, unless requisitioned for use by the government (including any instrumentality or agency thereof) of the United States and the United States provides indemnification in lieu of such insurance coverage, (ii) in any war zone or recognized or threatened area of hostilities, unless such Aircraft is covered by war risk insurance, or (iii) in any country with which the United States does not maintain diplomatic relations or in which there is open warfare, whether or not declared. (Leases, Sections 7.1 and 11)

     Southwest may, so long as no Lease Event of Default has occurred and is continuing, self-insure a portion of these risks by means of deductible or premium adjustment provisions in insurance policies consistent with similar self-insurance on comparable aircraft operated by Southwest, provided that if Southwest's unsecured senior long-term debt securities are not rated "Investment Grade" (as defined below), such self-insurance shall in no case be in amounts greater than 4% of Southwest's tangible net worth and provided further that in the case of public liability insurance, such self-insurance shall in no event exceed $50,000,000. The term "Investment Grade" means, for these purposes, a rating of "Baa3" or higher from Moody's Investors Service or a rating from any other nationally recognized bond rating service equivalent to or better than such a rating. Southwest is also permitted standard deductibles in respect of its hull insurance coverage which are from time to time in effect in the aviation industry generally and which are customarily maintained by similarly situated U.S. commercial air carriers generally, but in any event, not in excess of the amount generally maintained by Southwest on its fleet of Boeing 737-300 aircraft. (Leases, Sections 11.2.4 and 11.8).

     Termination. Subject to certain conditions, Southwest may terminate each Lease on the first day of any month occurring on or after the seventh anniversary of the date of the delivery of the Aircraft under the applicable Lease if it shall have determined that the Aircraft covered thereby is surplus to its requirements or economically obsolete. Southwest will be required to give to the related Owner Trustee and the related Loan Trustee notice of its intention to terminate such Lease at least three months prior to the proposed date of termination. Southwest may revoke such notice of termination if not less than 30 days prior to the proposed termination date the related Owner Trustee shall not have received a bid to purchase such Aircraft for at least the termination value thereof, provided that the related Owner Trustee has not elected to retain such Aircraft as provided below. In connection with a termination, the related Aircraft shall be sold (unless the related Owner Trustee elects to retain such Aircraft) as provided below and Southwest will act as non-exclusive agent for such Owner Trustee in obtaining bids for such Aircraft. The related Owner Trustee may also seek bids for such Aircraft and bid for the Aircraft itself. The related Owner Trustee shall sell such Aircraft to the highest cash bidder for such Aircraft on the termination date specified in Southwest's notice of termination. The proceeds of such sale shall be paid to the related Owner Trustee. If the net proceeds received from such sale are less than the termination value for such Aircraft (which shall be an amount at least equal to the aggregate unpaid principal of, and unpaid interest on, the outstanding Equipment Notes related to such Aircraft on the date of such sale (the "Termination Value")), Southwest shall pay the related Owner Trustee an amount equal to the difference between such proceeds and such Termination Value, together with certain other amounts. Southwest will also be obligated to pay, as supplemental rent, the premium, if any, on the related Equipment Notes, payable in connection with such termination. All funds to be paid to or deposited with the related Owner Trustee as described in this paragraph shall, so long as the related Indenture shall not have been discharged, be deposited directly with the related Loan Trustee. Amounts received from such sale in excess of the outstanding principal amount of the Equipment Notes issued under such Indenture, premium, if any, thereon and the then accrued and unpaid interest thereon will be distributed by the related Loan Trustee to the related Owner Trustee for the benefit of the related Owner Participant. The lien of such Indenture shall terminate after the principal of and premium, if any, and accrued interest on the related Equipment Notes have been received by the related Loan Trustee and, if all amounts due such Owner Participant have also been paid, the related Lease shall terminate and the obligation of Southwest thereafter to make rental payments with respect thereto shall cease. In the event any Aircraft is not sold by its proposed termination date, the Lease relating thereto, including all of Southwest's obligations thereunder, shall continue in effect. (Leases, Section 9; Indentures, Sections 3.02, 6.01(b) and 13.01)

     The related Owner Trustee shall have the option to retain an Aircraft with respect to which Southwest has given a notice of termination. In such event, the related Owner Trustee shall pay, or cause to be paid, to the related Loan Trustee funds in an amount equal to the aggregate outstanding principal of and accrued interest on the Equipment Notes with respect to such Aircraft, and Southwest shall pay to such Loan Trustee all other sums due and payable to the holders thereof on the termination date (including premium, if any). (Leases, Section 9)

     Renewal and Purchase Options. At the end of the term of a Lease after final maturity of the Equipment Notes issued with respect thereto, in the absence of certain defaults or any Lease Event of Default thereunder, Southwest will have certain options to renew such Lease for additional limited periods. In addition, Southwest will have the right at the end of the term of such Lease to purchase the Aircraft subject thereto for an amount to be calculated in accordance with the terms of such Lease. (Leases, Section 18)

     Southwest will also have the option, upon certain specified notice periods and in the absence of certain defaults or any Lease Event of Default, to purchase the Aircraft on January 1, 2014 in the case of six Leases, on January 1, 2015 in the case of two other Leases and on January 1, 2017 in the case of the other two Leases. In the event Southwest exercises such an option, the purchase price therefor shall be calculated in accordance with the provisions of such Lease, but in any event shall be sufficient to pay the redemption price of the related Equipment Notes and, upon receipt by the related Loan Trustee of such redemption price, Southwest shall acquire such Aircraft free of the lien of such Indenture, unless Southwest chooses to assume on a full recourse basis all of the related Owner Trustee's obligations in respect of such Equipment Notes and acquires such Aircraft subject to the lien of the related Indenture. See "Description of the Equipment Notes -- Assumption of Obligations by Southwest" in this Prospectus Supplement. (Leases, Section 18.2; Indentures, Sections 7.03 and 10.01)

     Events of Loss. If an Event of Loss (as defined below) occurs with respect to an Aircraft, Southwest shall pay to the related Owner Trustee the Stipulated Loss Value of such Aircraft, or shall replace such Aircraft. In the event Southwest elects to replace such Aircraft, it must do so on or before the Business Day preceding the 180th day following the Event of Loss, with a Boeing 737-300 (or an improved model) aircraft having a value, remaining useful life and utility at least equal to, and in at least as good operating condition as, the Aircraft subject to the Event of Loss immediately prior to the occurrence of such Event of Loss, assuming such Aircraft was in the condition and repair required by the related Lease. If Southwest pays the Stipulated Loss Value of an Aircraft subject to an Event of Loss (which in all circumstances will be at least sufficient to pay in full as of the date of payment thereof the aggregate unpaid principal of the outstanding Equipment Notes issued with respect to such Aircraft, together with all unpaid interest thereon accrued and to accrue to the date on which such amount is paid), the lien of the related Indenture shall terminate, the Lease relating to such Aircraft shall terminate, title to such Aircraft shall be transferred to Southwest and the obligation of Southwest thereafter to make rental payments with respect thereto shall cease. The Stipulated Loss Value and other payments made by Southwest shall be deposited with the related Loan Trustee. Amounts in excess of the outstanding principal amount of the Equipment Notes issued with respect to such Aircraft and the then accrued and unpaid interest thereon will be distributed by the related Loan Trustee to the related Owner Trustee. (Leases, Section 10.1; Indentures, Sections 3.02, 6.01(a) and 10.01)

     If an Event of Loss occurs with respect to an Engine alone, within 60 days after such Event of Loss, Southwest shall replace such Engine with another engine of the same model or an improved model of the same or another manufacturer and suitable for installation and use on an Aircraft and compatible for use on such Aircraft with the other Engine or engine installed thereon, and having a value, remaining useful life and utility at least equal to, and in as good operating condition as, the Engine subject to the Event of Loss, assuming such Engine was in the condition and repair required by the related Lease immediately prior to the occurrence of such Event of Loss. (Leases, Section 10.2)

     An Event of Loss with respect to an Aircraft or any Engine means any of the following events: (i) disappearance or theft of such property or the loss of the use thereof for any reason not covered by another provision, including hijacking, for a period of three consecutive months or for a period continuing beyond the Lease term, whichever first occurs or the destruction, damage beyond economic repair or rendition of such property permanently unfit for normal use for any reason whatsoever; (ii) any damage to such property that results in an insurance settlement with respect to such property on the basis of total loss or a constructive or compromised total loss; (iii) the confiscation, condemnation or requisition for use of such property by any government for a period in excess of six consecutive months or for a period continuing beyond the Lease term, whichever first occurs; (iv) as a result of any rule, regulation, order or other action by the Federal Aviation Administration, the Department of Transportation or other governmental body of the United States or other governmental body having jurisdiction, the use of such property in the normal course of interstate air transportation of persons shall have been prohibited for specified periods; or (v) the confiscation, condemnation or requisition of title to such property by any government. In addition, an Event of Loss with respect to any Engine shall occur upon a divestiture of title to such Engine. (Leases, Section 1)

     Lease Events of Default. Events of default (each, a "Lease Event of Default") under each Lease include, among other things: (a) failure by Southwest to make any payment of basic rent (and, in the case of six Leases, certain supplemental rent) within seven Business Days after such payment shall have become due or of other supplemental rent (with certain exceptions) within 10 Business Days after written notice of such failure; (b) failure by Southwest to maintain insurance on or with respect to the related Aircraft in accordance with the provisions of such Lease, provided that such failure shall not constitute a Lease Event of Default for a period of not more than 30 days if such Aircraft is not operated and appropriate ground insurance is maintained on such Aircraft;
(c) failure by Southwest to perform or observe any other covenant, condition or agreement to be performed or observed by it under such Lease or certain related documents, continued after notice and specified cure periods; (d) any representation or warranty made by Southwest in such Lease or certain related documents being incorrect in any material respect at the time made and such incorrectness shall continue to be material and unremedied after notice and specified cure periods; and (e) the occurrence of certain events of bankruptcy, reorganization or insolvency of Southwest. There are no cross-default provisions in the Leases and, consequently, events resulting in a Lease Event of Default under any particular Lease may not result in a Lease Event of Default occurring under any other Lease. (Leases, Section 14)

     If a Lease Event of Default under a Lease has occurred and is continuing, the related Loan Trustee, as assignee of the related Owner Trustee's rights under such Lease, may exercise one or more of the remedies provided in such Lease with respect to the Aircraft subject thereto. These remedies include the right to repossess and use or operate such Aircraft, to sell or re-lease such Aircraft free and clear of Southwest's rights and to terminate such lease, and the related Loan Trustee, as assignee, is entitled to retain (subject to application thereof in accordance with the related Indenture) the proceeds resulting from the exercise of such remedies and to require Southwest to pay as liquidated damages any unpaid rent plus an amount equal to the excess of the Stipulated Loss Value of such Aircraft over, at the related Loan Trustee's option, any of (i) the discounted fair market rental value thereof for the remainder of the term for such Aircraft, (ii) the fair market sales value thereof or (iii) if such Aircraft or any Engine has been sold, the net sales proceeds. (Leases, Section 15)

THE PARTICIPATION AGREEMENTS

     Southwest is required to indemnify the respective Loan Trustees, the respective Owner Participants, the respective Owner Trustees and the Trustee for certain taxes, losses, claims and other matters. Pursuant to certain tax indemnity agreements, Southwest is required under certain circumstances to indemnify each Owner Participant against the loss of depreciation deductions and certain other benefits allowable for certain income tax purposes with respect to the related Aircraft. Each Owner Participant is required to make restitution to the Trust Estate in which such Owner Participant has an interest for certain losses that may be suffered as a result of the failure of such Owner Participant to discharge certain liens or claims on or against the assets subject to the lien of the related Indenture. Subject to certain restrictions, each Owner Participant may transfer its interest in the related Aircraft.

REGISTRATION OF THE AIRCRAFT

     Each of the Aircraft has been registered in the United States in the name of the related Owner Trustee. Each of the Owner Trustees in its individual capacity, each of the Loan Trustees in its individual capacity and Southwest has represented and warranted that it is a "citizen of the United States" within the meaning of the Aviation Act (a "U.S. Citizen"). Each Owner Trustee has agreed that if one of its responsible officers has actual knowledge of facts that it, in its individual capacity, ceases to be a U.S. Citizen, it will promptly resign as Owner Trustee effective upon the appointment of a successor Owner Trustee that is a U.S. Citizen. Each Owner Participant has represented and warranted either (i) that it is a U.S. Citizen or (ii) that it has transferred to a U.S. Citizen all of its power to manage and control such rights in respect of the Aircraft in which it has an interest so as to comply with FAA Regulations permitting United States registration of an aircraft, the owner of which is a trust whose beneficiary is neither a U.S. Citizen nor a resident alien. If an Owner Participant that made the representation specified in clause (i) of the preceding sentence ceases to be a U.S. Citizen at a time when such citizenship is necessary for registration of the Aircraft in which it has an interest in the United States or an Owner Participant that made the representation specified in clause (ii) of the preceding sentence fails to maintain the arrangements specified therein, then such Owner Participant is obligated to either (a) take such action as may be required to maintain the United States registration of such Aircraft and the recordation of the related Indenture and Lease with the FAA or (b) transfer, in accordance with the related documents, all of its interest in such Aircraft to a U.S. Citizen. (Participation Agreements, Sections 7(a), 8(b) and 8(k); Trust Agreements, Section 9.01)

                        FEDERAL INCOME TAX CONSEQUENCES

     Prospective investors should consult the section entitled "Federal Income Tax Consequences" in the accompanying Prospectus for a discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of Certificates.

                              ERISA CONSIDERATIONS

     The Certificates may be purchased by an employee benefit plan (a "Plan") that is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A fiduciary of such a Plan must determine that the purchase of a Certificate is consistent with its fiduciary duties under ERISA and does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code.

     The United States Department of Labor has granted to each of Salomon Brothers Inc and Morgan Stanley & Co. Incorporated an administrative exemption (Prohibited Transaction Exemption 89-89, Exemption Application No. D-6446, 54 Fed. Reg. 42,589 (1989) as amended, 55 Fed. Reg. 48,939 (1990) and Prohibited Transaction Exemption 90-24, Exemption Application No. 8019, 55 Fed. Reg. 20548
(1990)) (the "Exemptions") from certain of the prohibited transaction rules of ERISA and the Code with respect to the purchase, both upon their initial issuance and in the secondary market, the holding and the subsequent resale by an employee benefit plan of certificates in certain pass through trusts, the assets of which consist of secured credit instruments that bear interest, including qualified equipment notes secured by leases. A number of conditions must be satisfied in order for the Exemptions to apply, including the requirement that the certificates have, at the time of their purchase by an employee benefit plan, a specified credit rating. Under the Exemptions, an equipment note secured by a lease will be considered qualified only if it is a note (a) which is secured by equipment which is leased, (b) which is secured by the obligation of the lessee to pay rent under the equipment lease and (c) with respect to which the trust's security interest is at least as protective of the rights of the trust as the trust would have if the equipment note were secured only by the equipment and not by the lease. The Exemptions do not in certain circumstances apply to the acquisition, holding or disposition of Certificates by plans sponsored by the Company, the Underwriters, the Trustee, the Owner Trustees, the Owner Participants or any of their affiliates.

     It is not clear whether the Exemptions apply to participant directed plans described in Section 404(c) of ERISA or plans that are subject to Section 4975 of the Code but that are not subject to Title I of ERISA, such as certain Keogh plans and certain individual retirement accounts. In addition, there are various other terms and conditions to the applicability of the Exemptions. Accordingly, each fiduciary of a plan should independently determine if its purchase of a Certificate will require an exemption and, if so, whether the Exemptions apply to the purchase, or whether any other prohibited transaction exemption is available.

     In order to facilitate compliance with the Exemptions and other potentially available exemptions, each Plan purchasing any Certificates must be an "accredited investor" as defined in Rule 501(a)(1) of Regulation D under the Securities Act of 1933, as amended.

     Employee benefit plans which are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code. However, such a governmental plan may be subject to a federal, state or local law or regulation, which is, to a material extent, similar to the provisions of ERISA or Section 4975 of the Code. A fiduciary of a governmental plan should make its own determination as to the need for and the availability of any exemptive relief under any such federal, state or local law or regulation.

                                  UNDERWRITING

     Under the terms of and subject to the conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), Salomon Brothers Inc and Morgan Stanley & Co. Incorporated (the "Underwriters") have severally agreed to purchase from the Trustee the respective aggregate principal amount of each series of the Certificates as set forth opposite their respective names below.

                                        PRINCIPAL       PRINCIPAL       PRINCIPAL       PRINCIPAL
                                        AMOUNT OF       AMOUNT OF       AMOUNT OF       AMOUNT OF
                                         1995-A1         1995-A2         1995-A3         1995-A4
             UNDERWRITER               CERTIFICATES    CERTIFICATES    CERTIFICATES    CERTIFICATES
-------------------------------------  ------------    ------------    ------------    ------------
Salomon Brothers Inc.................   $ 1,763,891     $ 1,872,546    $ 90,590,911    $ 24,520,732
Morgan Stanley & Co. Incorporated....     1,763,890       1,872,545      90,590,910      24,520,732
                                       ------------    ------------    ------------    ------------
          Total......................   $ 3,527,781     $ 3,745,091    $181,181,821    $ 49,041,464
                                        ===========     ===========    =============   ============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Certificates are subject to, among other things, the approval of certain legal matters by counsel and certain other conditions. The Underwriters are obligated to take and pay for all of the Certificates to be purchased by them if any are taken. In the event of default by either Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Underwriters initially propose to offer the Certificates to the public at the public offering prices for each series set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of the amounts for the respective series set forth below. The Underwriters may allow, and such dealers may reallow, a discount to certain other dealers not in excess of the amounts for the series of the Certificates set forth below. After the initial public offering, the public offering prices, concessions and discounts may be changed.

                                                               CONCESSION
                                                                   TO
                                 SERIES                          DEALERS       REALLOWANCE
            -------------------------------------------------  ----------      -----------
            1995-A1..........................................   .10%             .05%
            1995-A2..........................................   .10%             .05%
            1995-A3..........................................   .40%             .25%
            1995-A4..........................................   .40%             .25%

     Southwest has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Southwest does not intend to apply for listing of the Certificates on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Certificates, as permitted by applicable laws and regulations. Neither Underwriter is obligated, however, to make a market in the Certificates and any such market-making may be discontinued at any time at the sole discretion of such Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Certificates.

     The Underwriters and certain of their respective affiliates perform investment banking and other financial services for Southwest in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Certificates offered hereby will be passed upon for Southwest by Deborah Ackerman, Associate General Counsel for Southwest, who beneficially owns approximately 8,700 shares of common stock of the Company, and for the Underwriters by Shearman & Sterling, New York, New York. The statements of law and legal conclusions set forth under the caption "Federal Income Tax Consequences" in the Prospectus are based on the opinion of Vinson & Elkins L.L.P., Dallas, Texas. Members of the firm of Vinson & Elkins L.L.P. having responsibility for the Company's legal matters beneficially own approximately 5,500 shares of common stock of the Company.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SOUTHWEST OR BY THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, CERTIFICATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF SOUTHWEST SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                       PAGE
                                       ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary........   S-3
The Company..........................   S-7
Ratios of Earnings to Fixed
  Charges............................   S-7
Selected Consolidated Financial and
  Operating Data.....................   S-8
Use of Proceeds......................   S-9
Diagram of Payments..................  S-10
Description of the Certificates......  S-11
Description of the Equipment Notes...  S-14
Federal Income Tax Consequences......  S-28
ERISA Considerations.................  S-28
Underwriting.........................  S-29
Legal Opinions.......................  S-30
PROSPECTUS
Available Information................     2
Reports to Certificateholders by the
  Trustee............................     2
Documents Incorporated by
  Reference..........................     2
Glossary.............................     2
The Company..........................     3
Ratios of Earnings to Fixed
  Charges............................     3
Formation of the Trusts..............     3
Use of Proceeds......................     3
Description of the Certificates......     4
Description of the Equipment Notes...    13
Federal Income Tax Consequences......    16
Certain Delaware Taxes...............    19
ERISA Considerations.................    19
Plan of Distribution.................    20
Legal Opinions.......................    21
Experts..............................    21
Glossary of Certain Terms............   A-1





$237,496,157


[SOUTHWEST AIRLINES(SM) LOGO]


PASS THROUGH CERTIFICATES,
SERIES 1995-A


SALOMON BROTHERS INC

MORGAN STANLEY & CO.
    INCORPORATED


PROSPECTUS SUPPLEMENT


DATED SEPTEMBER 20, 1995

                             APPENDIX SUPPLEMENT

Diagram on page S-10 consisting of the following:

   (i)      one box containing the words 'Southwest Airlines Co.';
  (ii)      four lines from the box described in (i) above to boxes described in (iii) below, with the words 'Lease Rental Payments
            Assigned by Owner Trustees' next to such lines;
 (iii)      four boxes containing the words 'Loan Trustee for Aircraft No. 1', 'Loan Trustee for Aircraft No. 2', 'Loan Trustee for
            Aircraft No. 3' and 'Loan Trustee for Aircraft No. 4' together with the symbol '**', respectively;
  (iv)      four lines from boxes described in (iii) above to boxes described in (v) below, with the words 'Equipment Note
            Payments' next to such lines;
   (v)      four boxes containing the words 'Trustee for Pass Through Trust 1994-A1', 'Trustee for Pass Through Trust 1994-A2',
            'Trustee for Pass Through Trust 1994-A3' and 'Trustee for Pass Through Trust 1994-A4', respectively;
  (vi)      four lines from boxes described in (v) above to boxes described in (vii) below, with the words '1994-A Pass Through
            Certificate Distributions' next to such lines;
 (vii)      four boxes containing the words 'Holders of Pass Through Certificates, Series 1994-A1', 'Holders of Pass Through
            Certificates, Series 1994-A2', 'Holders of Pass Through Certificates, Series 1994-A3' and 'Holders of Pass Through
            Certificates, Series 1994-A4', respectively;
(viii)      one line from the box described in (iii) above containing the words 'Loan Trustee for Aircraft No. 1' to the box described in (ix) below, and one line from the box described in (ix) below to the box described in (x) below, with the words 'Excess Payments' next to each such line;
  (ix)      one box containing the words 'Owner Trustee for Aircraft No. 1' and the symbol '*';
   (x)      one box containing the words 'Owner Participant for Aircraft No. 1' and the symbol '*'; and
  (xi)      below all boxes and lines, the symbol '*' together with the words 'A separate Owner Trustee and Owner Participant structure exists for each Aircraft. Aircraft No. 1 is shown as an example', and the symbol '**' together with the words
            'Aircraft Nos. 1 through 4 are shown as examples. The identical structure exists for Aircraft Nos. 5 through 10'.
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